

UNITED STATES
SECURITIES AND EXCHANGE COMMI$
Washington, D.C. 20549



11016123

)VAL
3235-0123
ıary 28, 2010
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 8 2011

Washington DC
110

SEC FILE NUMBER
8- 50033

48/45

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/10_____ AND ENDING _____12/31/10_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treasure Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. Central Expressway Suite 101

(No. and Street)

Richardson   TX   75080

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tsan Hwa Wu   (972-644-9200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA

(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ Tsan Hwa Hu _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Treasure Financial Corporation _____ , as of _____ December 31 _____ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 14, 2011

Board of Directors
Treasure Financial Corporation
777 S. Central Expressway   Suite 101
Richardson , TX 75080

I have audited the accompanying balance sheet of Treasure Financial Corporation, as of December 31, 2010, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Treasure Financial Corporation as of December 31, 2010, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

Treasure Financial Corporation
BALANCE SHEET
As of December 31, 2010

ASSETS

CURRENT ASSETS

Cash - Clearing Depoist Interest Receivable	$	13,018.22
Cash - Clearing Deposits		45,000.00
Cash In Bank		10,729.51
Investments		97,078.91
Accounts Receivable		2,965.67
Note Receivable - Officer		66,680.00
Total Current Assets		235,472.31

PROPERTY AND EQUIPMENT

Equipment	105,495.48
Less: Accumulated Depreciation	(101,717.71)
Net Property and Equipment	3,777.77

OTHER ASSETS

Security Deposit	1,457.00
Total Other Assets	1,457.00
TOTAL ASSETS	$ 240,707.08

The footnotes are an integral part of the financial statements.

2

Treasure Financial Corporation
BALANCE SHEET
As of December 31, 2010

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued Payroll	$	2,460.55
Accrued Liabilities		2,100.00
Total Current Liabilities		4,560.55

LONG-TERM LIABILITIES

Total Liabilities	4,560.55

STOCKHOLDERS' EQUITY

Capital Stock, par value, $1 per share, 1,000,000 shares authorized, 47,425 shares issued and outstanding	47,425.00
Paid in Excess	183,339.00
Retained Earnings	5,382.53
Total Stockholders' Equity	236,146.53
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 240,707.08

The footnotes are an integral part of the financial statements.

3

Treasure Financial Corporation
STATEMENT OF INCOME

12 Months Ended
December 31, 2010

Revenues

Commissions Earned	$	585,086.05
Interest Income		154.31
Dividend Income		36.50
Gain(loss) on Investments		30,703.75
Total Revenues		615,980.61

Operating Expenses

Employee compensation and ben	285,888.35
Floor brokerage, exchange, and c	221,168.40
Communications and data proces	9,995.97
Occpancy	12,780.00
Other expenses	66,621.88
Total Operating Expenses	596,454.60
Operating Income (Loss)	19,526.01
Net Income (Loss) $	19,526.01

The footnotes are an integral part of the financial statements.

Treasure Financial Corporation
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2010
Beginning of Period	$ 2,949.52
Plus: Net Income	$ 19,526.01
Plus: Prior Period Adjustment	$ (17,093.10)
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ 5,382.43

The footnotes are an integral part of the financial statements.

5

Treasure Financial Corporation
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2010

	2010
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 19,526.01
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(17,093.10)
Losses (Gains) on sales of Fixed Assets	0.00
Other	0.10
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(21,890.16)
Note Receivable	
Investments	6,258.00
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	(212.35)
Total Adjustments	(32,937.51)
Net Cash Provided By (Used in) Operating Activities	(13,411.50)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,411.50)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	82,159.23
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 68,747.73

The footnotes are an integral part of the financial statements.

6

Supplementary Information

TREASURE FINANCIAL CORPORATIION
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Treasure Financial Corporation (the Company) was incorporated in the State of Texas effective February 23, 1995. The Company has adopted a calendar year.

Description of Business

The Company, located in Richardson, TX is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Depreciation

Depreciation is calculated using the straight-line method.

TREASURE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2010, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of securities, stock options, and mutual funds.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

TREASURE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE D – REALTED PARTY TRANSACTIONS

As of December 31, 2010, the Company loaned its sole stockholder $66,600.00 on a non-interest bearing, unsecured loan.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	72,362
Furniture and equipment	3 – 7 years		24,255
Leasehold improvements	7 years		8,878
			105,495
Less – accumulated depreciation			(102,480)
Total		$	3,015

Depreciation expense was $561 for the year December 31, 2010 and is included in the operating expenses in the accompanying statement of income.

NOTE G – ACCOUNTS RECEIVABLE

The amount, $2,965.67 was due from Southwest Securities, Inc., a clearing broker.

NOTE H – INVESTMENTS

The amount, $97,078.91 is held at Southwest Securities, a clearing broker.

NOTE I – RENT

The amount was paid on lease agreement; the total expensed for the year was $12,780.00

NOTE J – ADVERTISING

The advertising expense for the year was $2,290.00; the entire amount was expensed as incurred.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2010

Treasure Financial Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2010

Computation of Net Capital

Total Stockholder's equity:		$ 233,714.00
Nonallowable assets:		
Property and Equipment	3,778.00	
Accounts Receivable – other	43,680.00	
Other Assets	1,457.00	
Haircuts on Securities Positions	15,501.00	64,416.00
Net allowable capital		$ 169,298.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 318.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ 69,298.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 4,773.00
Percentage of aggregate indebtedness to net capital	2.82%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2010	$	169,558.00
Adjustments:		
Change in Equity (Adjustments)		(27,401.00)
Change in Non Allowable Assets		27,141.00
NCC per Audit	$	169,298.00
Difference	$	0.00

Treasure Financial Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2010

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2010	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2010	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2010

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 15, 2011

Board of Directors
Treasure Financial Corporation
777 S. Central Expressway
Suite 101
Richardson, TX 75080

In planning and performing my audit of the financial statements and supplemental schedules of
Treasure Financial Corporation for the year ended December 31, 2010, I considered its internal
control, in order to determine my auditing procedures for the purpose of expressing my opinion
on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2010

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors
Treasure Financial Corporation
777 S. Central Expressway
Suite 101
Richardson, TX 75080

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2010 to December 31, 2010, which were agreed to by Treasure Financial Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Treasure Financial Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Treasure Financial Corporation's management is responsible for Treasure Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7T with the respective cash disbursements record entries, including check number 8730 and 8942 dated September 10, 2010 and January 25, 2011, respectively.

2. Compared audited Total Revenue for the period of January 1, 2010 through the December 31, 2010 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting the following reconciliation of differences:

	SIPC-7T	AUDIT	Difference
Total Revenue	$ 615,979.00	$ 615,980.61	$ (1.61)
Additions			
Net Loss from Securities Investment Account	$ -	$ -	$ -
Total Additions	$ -	$ -	$ -
Deductions			

Distributions of Investment Co.		$ -	$ 11,853.00	$ 11,853.00
Commissions to other b/d's		$ -	$ -	$ -
Investment Companies		$ -	$ -	$ -
Clearing Costs		$ -	$ -	$ -
Gain from investment accounts		$ 30704.00	$ 30704.00	$ -
Interest Expense		$ -	$ -	$ -
Total Deductions		$ 204,958.00	$ 216810.75	$ (11852.75)
SIPC Net Operating Revenues		$ 411,021.00	$ 399,169.86	$ 11,851.14
General Assessment	0.0025	$ 1,027.55	$ 997.92	$ 29.63
SIPC-6 Payment (Sep 10,2010)		$ 557.15	$ 557.15	$ -
SIPC-7T Payment (Jan 25,2011)		$ 470.40	$ 470.40	$ -
Underpayment (Overpayment)			$ (29.63)	

3. Compared any adjustments reported Form SIPC-7T with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. According to our findings, Treasure Financial Corporation did not have an underpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 18, 2011

Treasure Financial
Corporation
Audit Report
December 31, 2010

Treasure Financial Corporation

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2010
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2010

TREASURE FINANCIAL CORPORATION
December 31, 2010

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report...1

Financial Statements

Independent Accountants' Report on Supplementary Information.............................8

Supplementary Information

Independent Accountants' Supplementary Report on Internal Control.......................16

SIPC Assessment Reconciliation...19